September 6, 2019

Michael J. Killelea
Executive Vice President, General Counsel and Corporate Secretary
GOODRICH PETROLEUM CORPORATION
801 Louisiana St., Suite 700
Houston, Texas 77002

       Re: GOODRICH PETROLEUM CORPORATION
           Registration Statement on Form S-1
           Filed August 30, 2019
           File No. 333-233581

Dear Mr. Killelea:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Michael S. Telle